UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

GLG Partners, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37929X 107

(CUSIP Number)

Sage Summit LP
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention:  Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200

with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY  10112
Attention:  Sey-Hyo Lee, Esq.
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 37929X 107		Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7	SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,460,857 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,460,857 shares (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% of outstanding shares of Common Stock3 (See Item 5)

14		TYPE OF REPORTING PERSON PN

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Sage Summit LP may be deemed to have beneficial ownership of these shares.  Sage Summit LP disclaims beneficial ownership of these shares, except for the 8,460,857 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders’ Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Company’s 5.00% convertible subordinated notes due 2014 (the “Notes”) and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders’ Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

SCHEDULE 13D

CUSIP No. 37929X 107		Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,460,857 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,460,857 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% of outstanding shares of Common Stock3 (See Item 5)

14	TYPE OF REPORTING PERSON CO

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Sage Summit Limited may be deemed to have beneficial ownership of these shares.  Sage Summit Limited disclaims beneficial ownership of these shares, except for the 8,460,857 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders’ Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders’ Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

SCHEDULE 13D

CUSIP No. 37929X 107	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Granite Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,460,857 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,460,857 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% of outstanding shares of Common Stock3 (See Item 5)

14	TYPE OF REPORTING PERSON CO

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Mount Granite Limited may be deemed to have beneficial ownership of these shares.  Mount Granite Limited disclaims beneficial ownership of these shares, except for the 8,460,857 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders’ Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders’ Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

SCHEDULE 13D

CUSIP No. 37929X 107	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lavender Heights Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,640,570 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,570 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of outstanding shares of Common Stock3 (See Item 5)

14	TYPE OF REPORTING PERSON PN

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Lavender Heights Capital LP may be deemed to have beneficial ownership of these shares.  Lavender Heights Capital LP disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders’ Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders’ Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

SCHEDULE 13D

CUSIP No. 37929X 107	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Garnet Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 174,261,033 shares1 2 (See Item 5)

EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,640,570 shares (See Item 5)

PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,570 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of outstanding shares of Common Stock3 (See Item 5)

14	TYPE OF REPORTING PERSON CO

1         Represents an aggregate of 174,261,033 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6.  Mount Garnet Limited may be deemed to have beneficial ownership of these shares.  Mount Garnet Limited disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in row 11.

2         Includes 4,738,560 shares of Common Stock issuable upon exercise of 4,738,560 Founders’ Warrants held by Martin E. Franklin which are not currently exercisable.

3         Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders’ Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 7 of 13 Pages

Item 1.	Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D dated November 2, 2007 (the “Schedule 13D”), jointly filed by Sage Summit LP, Sage Summit Limited, Lavender Heights Capital LP, Mount Garnet Limited and Mount Granite Limited (each a “Reporting Person”), relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”), (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock, and (5) warrants to purchase shares of Common Stock.  The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.  This Amendment No. 4 is being filed to report the joinder of Martin E. Franklin (“Franklin”), a member of the Board of Directors of the Company, as a party to the Voting Agreement on February 12, 2010, as amended, (the “Franklin Joinder”).

Franklin beneficially owns 14,637,228 shares of Common Stock of the Company, representing 5.6%1 of all outstanding shares of Common Stock, which shares are comprised of 5,798,668 shares of Common Stock, 4,738,560 warrants (the “Founders’ Warrants”) (exercisable as described below) to purchase 4,738,560 shares of Common Stock, 2,000,000 warrants (the “Co-Investment Warrants”) (exercisable as described below) to purchase 2,000,000 shares of Common Stock and 1,800,000 warrants (the “Sponsors’ Warrants”) (exercisable as described below) to purchase 1,800,000 shares of Common Stock over which Franklin has sole voting and dispositive power and 300,000 shares of restricted Common Stock, over which Franklin has sole voting power.  Each of the Founders’ Warrants, Sponsors’ Warrants and Co-Investment Warrants entitle the holder to purchase one share of Common Stock at a price of $7.50 per share. The Founders’ Warrants are exercisable at any time if and when the last sales price of the Common Stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning 90 days after November 2, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Founders’ Warrants in effect). Currently, the Founders’ Warrants are not exercisable.  The Sponsors’ Warrants and the Co-Investment Warrants are exercisable at any time commencing on December 21, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Sponsors’ Warrants and the Co-Investment Warrants in effect).

1
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and includes 2,000,000, 1,800,000 and 4,738,560 shares of Common Stock issuable upon exercise of Co-Investment Warrants, Sponsors' Warrants and Founders' Warrants, respectively, held by Franklin.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 4.6%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 8 of 13 Pages

As a result of the Franklin Joinder, the aggregate number of shares held by the parties to the Voting Agreement and subject to the Voting Agreement increased.  Unless otherwise defined in this Amendment No. 4, capitalized terms have the meanings set forth in the Schedule 13D.

The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to include the following information:

(a)           As a result of the terms of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 174,261,033 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes and 8,538,560 shares issuable upon exercise of Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the “Subject Shares”).  These Subject Shares represent approximately 53.1% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock and the exercise of all Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants held by the parties to the Voting Agreement).  The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

As of the date hereof, the Reporting Persons have the following interests in the Common Stock, Exchangeable Securities, Notes, Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants:

Sage Summit LP

(i)	Amount beneficially owned: 8,460,857 shares

(ii)	Percent of class: 3.3% of outstanding shares of Common Stock1

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

1
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders’ Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 9 of 13 Pages

(b)
Shared power to vote or direct the vote: 174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 8,460,857 shares

(d)	Shared power to dispose or direct the disposition: -0-

Sage Summit Limited

(i)	Amount beneficially owned: 8,460,857 shares

(ii)	Percent of class: 3.3% of outstanding shares of Common Stock1

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote: 174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 8,460,857 shares

(d)	Shared power to dispose or direct the disposition: -0-

2	The Founders’ Warrants are not currently exercisable.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 10 of 13 Pages

Mount Granite Limited

(i)	Amount beneficially owned: 8,460,857 shares

(ii)	Percent of class: 3.3% of outstanding shares of Common Stock1

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote: 174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 8,460,857 shares

(d)	Shared power to dispose or direct the disposition: -0-

Lavender Heights Capital LP

(i)	Amount beneficially owned: 5,640,570 shares

(ii)	Percent of class: 2.2% of outstanding shares of Common Stock3

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote: 174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate

3
Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors' Warrants and Founders’ Warrants.  Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 11 of 13 Pages

principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 5,640,570 shares

(d)	Shared power to dispose or direct the disposition: -0-

Mount Garnet Limited

(i)	Amount beneficially owned: 5,640,570 shares

(ii)	Percent of class: 2.2% of outstanding shares of Common Stock3

(iii)	Number of shares as to which such person has:

(a)	Sole power to vote or direct the vote: -0-

(b)
Shared power to vote or direct the vote: 174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock, (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock, (3) 1,800,000 Sponsors’ Warrants to purchase 1,800,000 shares of Common Stock, (4) 2,000,000 Co-Investment Warrants to purchase 2,000,000 shares of Common Stock and (5) 4,738,560 Founders’ Warrants to purchase 4,738,560 shares of Common Stock2) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 5,640,570 shares

(d)	Shared power to dispose or direct the disposition: -0-

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 12 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following information under the heading “Voting Agreement”:

On February 12, 2010, the Voting Agreement was amended concurrently with the Franklin Joinder (the “Amendment and Joinder ”) to provide that Franklin (a) may at any time (i) transfer any or all of his Voting Stock to any Person or (ii) upon no less than 30 days written notice to all other Voting Agreement Parties, withdraw from the Voting Agreement, (b) shall not be subject to Section 4 (Drag-Along Rights) and Section 9.11 (Endorsement of Voting Stock Share Certificates) of the Voting Agreement and (c) will only indemnify other Stockholder Parties for breaches of the Voting Agreement by Franklin.  Except as described in the preceding sentence, all other provisions of the Voting Agreement are binding on Franklin for so long as he is a party to the Voting Agreement.  Upon Franklin’s transfer of Voting Stock, any proxy or power granted by Franklin will terminate with respect to the transferred Voting Stock and Franklin’s transferred Voting Stock will become free of any restrictions or obligations under the Voting Agreement. Upon Franklin’s withdrawal from the Voting Agreement, (1) any proxy or power granted by Franklin will terminate, (2) all of Franklin’s Voting Stock will become free of any restrictions or obligations under the Voting Agreement and (3) the amendments to the Voting Agreement described above will cease to have any force or effect.  All provisions of the Voting Agreement will continue in full force and effect with respect to all other Voting Agreement Parties.  The Voting Agreement was also amended to reflect the Company’s name change from Freedom Acquisition Holdings, Inc. to GLG Partners, Inc.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Amendment No. 1 and Joinder, dated as of February 12, 2010, among the Reporting Persons, the other Voting Agreement Parties and the Company included as Exhibit 10.1 to the Current Report on Form 8-K of the Company (File No. 001-33217) filed on February 19, 2010, is incorporated herein by reference.

CUSIP NO. 37929X 107	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2010	SAGE SUMMIT LP By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact

SAGE SUMMIT LIMITED By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact

MOUNT GRANITE LIMITED By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact

LAVENDER HEIGHTS CAPITAL LP By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact

MOUNT GARNET LIMITED By: /s/ Alejandro San Miguel Alejandro San Miguel Attorney-in-fact